Exhibit 21.1
Echo Global Logistics, Inc. Subsidiaries of the Company

Name of Subsidiary	State of Incorporation
Command Transportation, LLC	Delaware

Echo/FMP Holdings, LLC	Delaware

Echo/SFS Holdings, LLC	Delaware

Echo/OFS Holdings, LLC	Delaware

Echo Logistics India Pvt. Ltd.	Delaware